Filed Pursuant to Rule 433 Registration No. 333−136666 May 23, 2007
STRUCTURED EQUITY PRODUCTS Indicative Terms
New Issue

THE BEAR STEARNS COMPANIES INC. Notes Linked to the Performance of an Equity Index Portfolio
Due: June [●], 2011
INVESTMENT HIGHLIGHTS
•	4 year term to maturity.
•	The Notes are not fully principal protected.
•	Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A+ by S&P).
•	Issue Price: 100.00% of the Principal Amount.
•
Linked to the potential positive performance of a portfolio comprised of the following six equity indices with the following respective weightings within the portfolio: (1) 75.00% the S&P 500® Index; (2) 8.00% the DJ Euro STOXX 50® Index; (3) 5.00% the Russell 2000® Index; (4) 5.00% the Nikkei 225SM Index; (5) 5.00% the FTSE 100 Index; and (6) 2.00% the S&P/ASX 200 Index (each such index a “Component” and together the “Portfolio”).

•	On the Maturity Date, you will receive the Cash Settlement Value, an amount in cash that depends upon the performance of the Portfolio over the term of the Notes as measured by the Portfolio Return.
•
If, at maturity, the Portfolio Return is greater than or equal to zero, then the Cash Settlement Value for each Note will be equal to the principal amount of the Note plus the product of: (i) the principal amount multiplied by (ii) the Portfolio Return multiplied by (iii) the Upside Participation Rate.

•	If, at maturity, the Portfolio Return is less than zero but greater than or equal to [-20]% then the Cash Settlement Value for each Note will be equal to the principal amount of the Note.
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If, at maturity, the Portfolio Return is less than [-20]%, then the Cash Settlement Value for each Note will be equal to the principal amount minus 1% of the principal amount for each percentage point that the Portfolio Return is less than [-20]%. For example, if the Portfolio Return is -40%, you will suffer a [20]% loss and, therefore, receive [80]% of the principal amount.

BEAR, STEARNS & CO. INC. STRUCTURED PRODUCTS GROUP (212) 272-6928
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

STRUCTURED PRODUCTS GROUP

GENERAL TERMS FOR THE NOTE OFFERING
This free writing prospectus relates to a Note offering linked to the potential positive performance of a portfolio comprised of the following six equity indices with the following respective weightings within the portfolio: (1) 75.00% the S&P 500® Index; (2) 8.00% the DJ Euro STOXX 50® Index; (3) 5.00% the Russell 2000® Index; (4) 5.00% the Nikkei 225SM Index; (5) 5.00% the FTSE 100 Index; and (6) 2.00% the S&P/ASX 200 Index (each such index a “Component” and together the “Portfolio”). We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Defined terms not defined herein shall have the same meaning as in the Pricing Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A1 / A+ (Moody’s / S&P)
CUSIP NUMBER:	073928V91
ISSUE PRICE:	100.00% of the Principal Amount.
PRINCIPAL AMOUNT:	$[●]
DENOMINATIONS:	$10,000 per Note and $1,000 multiples thereafter.
SELLING PERIOD ENDS:	June [●], 2007
SETTLEMENT DATE:	June [●], 2007
MATURITY DATE:	June [●], 2011 (for a term of approximately 48 months). The Maturity Date is subject to adjustment as described in the Pricing Supplement.
CASH SETTLEMENT VALUE:

If, at maturity, the Portfolio Return is greater than or equal to zero, the Cash Settlement Value for each Note will be equal to the principal amount of the Note plus the product of: (i) the principal amount multiplied by (ii) the Portfolio Return multiplied by (iii) the Upside Participation Rate.

If, at maturity, the Portfolio Return is less than zero but greater than or equal to [-20]%, then the Cash Settlement Value for each Note will be equal to the principal amount of the Note.

If, at maturity, the Portfolio Return is less than [-20]%, then the Cash Settlement Value for each Note will be equal to the principal amount minus 1% of the principal amount for each percentage point that the Portfolio Return is less than [-20]%. For example, if the Portfolio Return is -40%, you will suffer a 20% loss and, therefore, receive 80% of the principal amount.

UPSIDE PARTICIPATION RATE:	[117.00 - 122.00]%
PORTFOLIO RETURN:	The sum of: (i) the Index Return for each Component multiplied by (ii) such Component’s respective Weighting within the Portfolio.
INDEX RETURN:

With respect to any Component, the amount expressed as a percentage, resulting from the quotient of: (i) such Component’s Final Component Level minus its Initial Component Level divided by (ii) its Initial Component Level.

COMPONENT LEVEL:	For each Component, the closing level of such Component, as determined by the relevant Sponsor, on each Component Business Day.
INITIAL COMPONENT LEVEL:	[●] with respect to the SPX;
[●] with respect to the SX5E;
[●] with respect to the RTY;
[●] with respect to the NKY;
[●] with respect to the UKX; and
[●] with respect to the AS51, each representing the closing level of the respective Component on June [●], 2007.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

FINAL COMPONENT LEVEL:

Will be determined, with respect to each Component, by the Calculation Agent and will equal the closing level of each Component, as determined by the relevant Sponsor, on June [●], 2011, the “Calculation Date”; provided that, with respect to a Component, (i) if such date is not a Component Business Day (as defined in the Pricing Supplement) for that Component, then the Calculation Date for that Component will be the next succeeding day that is a Component Business Day for that Component and (ii) if a Market Disruption Event (as defined in the Pricing Supplement) exists for that Component on the Calculation Date, the Calculation Date for that Component will be the next Component Business Day for that Component on which a Market Disruption Event does not exist for that Component. If the Calculation Date for any Component is postponed for [three] consecutive Component Business Days due to the existence of a Market Disruption Event, then, notwithstanding the existence of a Market Disruption Event on that [third] Component Business Day, that [third] Component Business Day will be the Calculation Date for that Component. For the avoidance of doubt, if no Market Disruption Event exists with respect to a Component on the Calculation Date, the determination of that Component’s Component Level will be made on the Calculation Date, irrespective of the existence of a Market Disruption Event with respect to one or more of the other Components.

WEIGHTING:	75.00% with respect to the SPX;
8.00% with respect to the SX5E;
5.00% with respect to the RTY;
5.00% with respect to the NKY;
5.00% with respect to the UKX; and
2.00% with respect to the AS51.
INTEREST:	The Notes will not bear interest.
COMPONENTS:

The following are the six equity indices with the following respective Weightings within the portfolio: (1) 75.00% the S&P 500® Index (the “SPX”); (2) 8.00% the DJ Euro STOXX 50® Index (the “SX5E”); (3) 5.00% the Russell 2000® Index (the “RTY”); (4) 5.00% the Nikkei 225SM Index (the “NKY”); (5) 5.00% the FTSE 100 Index (the “UKX”); and (6) 2.00% the S&P/ASX 200 Index (the “AS51) (each such index a “Component” and together the “Portfolio”).

SPONSORS:

Standard & Poor’s (“S&P”), a division of The McGraw Hill Companies, as the sponsor of the S&P 500® Index; STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company and the SWX Group as the sponsor of the DJ Euro STOXX 50® Index; Russell Investment Group as the sponsor of the Russell 2000® Index; Nihon Keizai Shimbun, Inc. as the sponsor of the Nikkei 225SM Index; FTSE International Limited as the sponsor of the FTSE 100 Index; and S&P and the Australian Stock Exchange as sponsor of the S&P/ASX 200 Index.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated May 23, 2007 (subject to completion) (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated May 23, 2007 (subject to completion):
http://www.sec.gov/Archives/edgar/data/777001/000114420407028302/v076584_424b2.htm

•	Prospectus Supplement dated August 16, 2006:
http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm

•	Prospectus dated August 16, 2006:
http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE EXAMPLES OF CASH SETTLEMENT VALUE

The examples set forth below and the related table depict the hypothetical Cash Settlement Value of a Note based on the assumptions below. The hypothetical Component Levels in the examples and related table do not purport to be representative of every possible scenario concerning increases or decreases in the Components. You should not construe these examples or the data included in the table as an indication or assurance of the expected performance of the Notes.

The examples demonstrating the hypothetical Cash Settlement Value of a Note are based on the following assumptions:

•	Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.
•	Investor holds the Notes to maturity.
•	The Initial Component Level for the SPX is equal to 1,500.00.
•	The Initial Component Level for the SX5E is equal to 4,400.00.
•	The Initial Component Level for the RTY is equal to 825.00.
•	The Initial Component Level for the NKY is equal to 17,600.00.
•	The Initial Component Level for the UKX is equal to 6,500.00.
•	The Initial Component Level for the AS51 is equal to 6,300.00.
•	The Upside Participation Rate is 121.00%.
•	All returns are based on a 4-year term; pre-tax basis.
•	No Market Disruption Events or Events of Default occur during the term of the Notes.

Example 1: The Portfolio Return is greater than zero.

In this example, the Component Levels of five Components increase relative to their Initial Component Levels, and the Component Level of one Component decreases relative to its Initial Component Level. This example shows how the Upside Participation Rate allows you to benefit from an increase in the Component Levels.

Index	Initial Component Level	Final Component Level	Index Return	Weighting within the Portfolio
SPX	1,500.00	2,152.00	43.47%	75.00%
SX5E	4,400.00	7,088.00	61.09%	8.00%
RTY	825.00	1,153.00	39.76%	5.00%
NKY	17,600.00	61,960.00	252.05%	5.00%
UKX	6,500.00	8,608.00	32.43%	5.00%
AS51	6,300.00	3,988.00	-36.70%	2.00%

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

On the hypothetical Calculation Date, the Index Return for SPX would be 43.47%, the Index Return for SX5E would be 61.09%, the Index Return for RTY would be 39.76%, the Index Return for NKY would be 252.05%, the Index Return for UKX would be 32.43%, and the Index Return for AS51 would be -36.70%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be greater than zero.

The Portfolio Return is an amount equal to the sum of the Index Return for each Component multiplied by its respective Weighting within the Portfolio.

Portfolio Return = (43.47% x 75.00%) + (61.09% x 8.00%) + (39.76% x 5.00%) + (252.05% x 5.00%) + (32.43% x 5.00%) + (-36.70 x 2.00%)

Portfolio Return = 52.97%

The Cash Settlement Value, using the formula below, would equal $1,640.94.

Cash Settlement Value

Example 2: The Portfolio Return is less than zero but greater than -20.00%.

In this example, the Component Levels of four Components decline relative to their Initial Component Levels and the Component Levels of two Components increase relative to their Initial Component Levels. On the Calculation Date, the Portfolio Return is -16.19%. Because the Portfolio Return is less than zero but greater than -20.00%, at maturity you would receive the principal amount of the Note. This example shows that an Portfolio Return between zero and -20.00% results in an investor receiving 100% of the principal amount of the Note.

Index	Initial Component Level	Final Component Level	Index Return	Weighting within the Portfolio
SPX	1,500.00	1,161.00	-22.60%	75.00%
SX5E	4,400.00	3,018.00	-31.41%	8.00%
RTY	825.00	897.00	8.73%	5.00%
NKY	17,600.00	28,631.00	62.68%	5.00%
UKX	6,500.00	3,492.00	-46.28%	5.00%
AS51	6,300.00	5,461.00	-13.32%	2.00%

On the hypothetical Calculation Date, the Index Return for SPX would be -22.60%, the Index Return for SX5E would be -31.41%, the Index Return for RTY would be 8.73%, the Index Return for NKY would be 62.68%, the Index Return for UKX would be -46.28%, and the Index Return for AS51 would be -13.32%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be greater than zero.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

The Portfolio Return is an amount equal to the sum of the Index Return for each Component multiplied by its respective Weighting within the Portfolio.

Portfolio Return = (-22.60% x 75.00%) + (-31.41% x 8.00%) + (8.73% x 5.00%) + (62.68% x 5.00%) + (-46.28% x 5.00%) + (-13.32% x 2.00%)

Portfolio Return = -18.47%

Since the Portfolio Return would be less than zero, but greater than -20.00%, the Cash Settlement Value for each Note would be the principal amount of $1,000.

Example 3: The Portfolio Return is less than -20.00%.

In this example, the Component Levels of five Components decline substantially relative to their Initial Component Levels, and the Component Level of one Component increases relative to its Initial Component Level. This examples shows how, if the Portfolio Return is less than -20.00%, you will lose 1% of your principal amount for each percentage point that the Portfolio Return is less than -20.00%.

Index	Initial Component Level	Final Component Level	Index Return	Weighting within the Portfolio
SPX	1,500.00	550.00	-63.33%	75.00%
SX5E	4,400.00	5,720.00	30.00%	8.00%
RTY	825.00	415.00	-49.70%	5.00%
NKY	17,600.00	5,615.00	-68.10%	5.00%
UKX	6,500.00	6,304.00	-3.02%	5.00%
AS51	6,300.00	3,957.00	-37.19%	2.00%

On the hypothetical Calculation Date, the Index Return for SPX would be -63.33%, the Index Return for SX5E would be 30.00%, the Index Return for RTY would be -49.70%, the Index Return for NKY would be -68.10%, the Index Return for UKX would be -3.02%, and the Index Return for AS51 would be -37.19%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be greater than zero.

The Portfolio Return is an amount equal to the sum of the Index Return for each Component multiplied by its respective Weighting within the Portfolio.

Portfolio Return = (-63.33% x 75.00%) + (30.00% x 8.00%) + (-49.70% x 5.00%) + (-68.10% x 5.00%) + (-3.02% x 5.00%) + (-37.19 x 2.00%)

Portfolio Return = -51.88%

The Cash Settlement Value, using the formula below, would equal $681.20.

Cash Settlement Value

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

SELECTED RISK CONSIDERATIONS

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Suitability of Notes for Investment - A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•
Possible Loss of Principal - The Notes are not fully principal protected. Your investment in the Notes is not fully principal protected and you may lose up to [80]% of your initial investment. If you sell your Notes prior to maturity or the Portfolio Return is less than [-20]%, you may receive less than the amount you originally invested

•
Secondary Market - Because the Notes will not be listed on any securities exchange or quotation system, a secondary trading market is not expected to develop, and, if such a market were to develop, it may not be liquid. Bear, Stearns & Co. Inc. intends under ordinary market conditions to indicate prices for the Notes on request. However, there can be no guarantee that bids for outstanding Notes will be made in the future; nor can the prices of those bids be predicted.

•
No current income — We will not pay any interest on the Notes. The yield on the Notes therefore may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same maturity.

•
No dividend or other payments — You will not receive any dividend payments or other distributions on the stocks underlying the Components, nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

•
Equity market risks — We expect that the Component Levels will fluctuate in accordance with changes in the financial condition of the companies issuing the stocks comprising the Components, the value of the underlying stocks comprising the Components generally and other factors. The financial condition of the companies issuing the stocks comprising the Components may weaken or the general condition of the equity market may decline, either of which may cause a decrease in the Component Levels and thus a decrease in the value of the Notes. Stocks are susceptible to general equity market fluctuations and to volatile increases and decreases in value, as market confidence in and perceptions regarding the underlying stocks comprising the Components change. Investor perceptions regarding the companies issuing the stocks comprising the Components are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. The Component Levels may be expected to fluctuate until the Calculation Date.

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Taxes - The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. We intend to treat the Notes for all tax purposes as pre-paid cash-settled executory contracts linked to the value of the Portfolio and, where required, to file information returns with the Internal Revenue Service (the “IRS”) in accordance with such treatment. Pursuant to the terms of the Notes, you agree (in the absence of an administrative or judicial ruling to the contrary) to treat the Notes consistent with this approach. Prospective investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes. Assuming the Notes are treated as pre-paid cash-settled executory contracts, you should recognize capital gain or loss to the extent that the cash you receive on the Maturity Date or upon a sale or exchange of the Notes prior to the Maturity Date differs from your tax basis on the Notes (which will generally be the amount you paid for the Notes).

BEAR, STEARNS & CO. INC.